Exhibit 99.2

AMENDED AND RESTATED

CHARTER OF THE COMPENSATION COMMITTEE

OF THE BOARD OF DIRECTORS OF

ENGLOBAL CORPORATION

AUTHORITY

The Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of ENGlobal Corporation, a Nevada corporation (the “Corporation”), is established pursuant to Article Tenth of the Corporation’s Articles of Incorporation and Section 78.125 of the Nevada General Corporation Law. The Committee shall be comprised of three or more non-employee directors as determined from time to time by resolution of the Board upon the recommendation of the Nominating/Corporate Governance Committee. Consistent with the appointment of other Board committees, the members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or at such other time as may be determined by the Board. The Chairman of the Committee shall be designated by the Board, provided that if the Board does not designate a Chairman, the members of the Committee, by majority vote, may designate a Chairman. The presence in person or by telephone of a majority of the Committee’s members (not including vacancies) shall constitute a quorum for any meeting of the Committee. All actions of the Committee will require the vote of a majority of its members present at a meeting of the Committee at which a quorum is present. The Committee shall have the power to retain outside consultants or others to assist it in the evaluation of the Corporation’s compensation and benefits programs and agreements.

PURPOSE OF THE COMMITTEE

The Committee’s primary function is to assist the Board in fulfilling its oversight responsibilities by reviewing, approving and recommending employee and management compensation and benefit policies for the Corporation. This oversight includes the responsibility to consider and evaluate management’s recommendations and to further make recommendations to the Board as to the amount and form of compensation for directors and executive employees of the Corporation, and the administration of all annual bonus plans and the Corporation’s stock option plans in addition to any successor or replacement stock option plan.

COMPOSITION OF THE COMMITTEE

The Committee shall consist of three or more members of the Board of Directors, each of whom is determined by the Board of Directors to be “independent” under the rules of the American Stock Exchange and the SEC. Additionally, no director may serve unless that director (1) is a “non-employee director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and (2) satisfies the requirements of an “outside director” for purposes of Section 162(m) of the Internal Revenue Code.

MEETINGS OF THE COMMITTEE

The Committee shall meet with such frequency and at such intervals as it shall determine is necessary to carry out its duties and responsibilities, but in any case, at least twice a year. The Committee shall meet at least annually with management to discuss general compensation strategy.

Each member of the Committee shall have one vote. A quorum of the Committee shall consist of a majority of the Committee’s members (not including vacancies). The Committee shall be authorized to take any permitted action only by the affirmative vote of a majority of the Committee members present at any meeting at which a quorum of its members is present, or by the unanimous written consent of all of the Committee members.

ENGlobal Corporation	Exhibit 99.2
Amended and Restated Charter of the Compensation Committee

The Committee shall maintain and submit to the Board copies of minutes of each meeting of the Committee, and each written consent to action taken without a meeting, reflecting the actions so authorized or taken by the Committee since the preceding meeting of the Board. A copy of the minutes of each meeting and all consents shall be placed in the Corporation’s minute book.

DUTIES AND RESPONSIBILITIES OF THE COMMITTEE

•	Review and approve on an annual basis the corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluate the Chief Executive Officer’s performance in light of these goals and objectives, and, either as a committee or together with other independent directors (as directed by the Board), determine and approve the Chief Executive Officer’s compensation based on this evaluation (including salary, bonus, incentive and equity compensation).

•	Review and approve on an annual basis the evaluation process and compensation structure for the Corporation’s officers.

•	Evaluate the performance of the Corporation’s senior executive officers and approve annual compensation (including salary, bonus, incentive and equity compensation).

•	Review director compensation levels and practices, and recommend, from time to time, changes in such compensation levels and practices to the Board of Directors.

•	Review the Corporation’s compensation, incentive compensation and equity-based plans and recommend changes in such plans to the Board of Directors as needed.

•	Prepare and publish an annual executive compensation report in the Corporation’s proxy statement.

•	Make grants of options under the Corporation’s stock option plans, establish the market price of the Corporation’s common stock for purposes of such grants, and approve and modify any and all stock option award agreements.

•	Perform any other activities consistent with this Charter, the Corporation’s Bylaws and governing law as the Committee or the Board of Directors deem appropriate.

DISCLOSURE OF CHARTER

This Charter will be made available in accordance with applicable rules and regulations.

Adopted by Resolution of the Board of Directors
March 25, 2004